  EXHIBIT 99.1

VOX ANNOUNCES RECORD 2022 REVENUES

AND EXCEEDS REVENUE GUIDANCE

All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – January 26, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is excited to announce that it has realized record preliminary revenue receipts(1) of $9.7 million for the full 2022 fiscal year (compared to $3.6 million for the comparable 2021 period). The Company is also pleased to announce that the full year preliminary revenue receipts(1) has exceeded its 2022 revenue guidance(1) of $7.8 million to $9.4 million originally issued on May 26, 2022.

During the three months ended December 31, 2022, the company realized preliminary revenue receipts(1) of $2.1 million (compared to $575,000 for the comparable period in 2021).

Annual and quarterly 2022 revenues were largely driven by royalty revenue associated with the Wonmunna iron ore royalty and Segilola gold royalty assets. These preliminary results should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, as and when released.

Kyle Floyd, Chief Executive Officer stated: “We are thrilled to announce record preliminary revenues exceeding the upper range of 2022 revenue guidance, in addition to delivering major strategic milestones of a Nasdaq listing and commencing a quarterly dividend for Vox investors. The Vox royalty portfolio continues to outperform management’s high expectations. We look forward to building off this strong momentum into 2023 by delivering growing revenues, sustainable quarterly dividends and significant upside linked to organic operator developments.”

Recap of 2022 Highlights

•	Record preliminary revenue receipts(1) of $9.7 million for the full 2022 fiscal year, more than a ~160% increase over the comparable 2021 period;
•	Increased producing royalty asset count to seven (five at the end of 2021) during the year, with the Q2 acquisition of the Wonmunna royalty and the commencement of production at Otto Bore in Q4;
•	Achieved full revenue payback on the Segilola gold royalty purchase price of C$900,000 during Q2, within 6 months of first royalty receipt;
•	Commenced trading on the Nasdaq on October 10, 2022 and attended Times Square, New York on Monday January 9, 2023 to complete the ceremonial closing of the Nasdaq markets;
•	Declared an inaugural quarterly cash dividend of $0.01 per common share on September 20, 2022, paid to shareholders on November 4, 2022, representing an initial annualized dividend yield of approximately 1.8% (based on the closing share price on September 19, 2022);
•	Released its inaugural Asset Handbook for best practice investor transparency in February 2022;
•	Completed the acquisition of eight royalties plus two royalty options during the year, including:

o	Wonmunna – iron ore royalty, an uncapped 1.25% to 1.50% GRR (payable at 1.50% for >A$100/t iron ore pricing), operated by Mineral Resources Limited (ASX: MRL);
o	Limpopo – two PGM royalties, a 1.0% GRR over the Dwaalkop Project and a 0.704% GRR over the Messina Project, operated by Sibanye Stillwater Ltd. (NYSE: SBSW; JSE: SSW);

•	Significant operating partner updates throughout the year, including:

o	Mining proposal approved for the expansion of the Wonmunna annual production rate from 10Mtpa to 13.5Mtpa;
o

Construction completed and production commenced at the Binduli North A$283 million heap leach expansion project covered by the Janet Ivy royalty, released by Zijin Mining Group Co., Ltd. (HKSE: 2899), along with an increase in forecast mine life for the project from approximately eight years to over ten years at the installed mining capacity of 5Mtpa;

o	Mt Ida construction update including the targeted establishment of a 1.2Mtpa gold plant by April 2023 by Aurenne Group Pty Ltd;

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o	A maiden underground silver resource estimate released at the feasibility-stage Bowdens project by Silver Mines Limited (ASX: SVL);
o	Feasibility study released by Gold Standard Ventures Corp., subsequently acquired by Orla Mining Ltd. (TSX: OLA; NYSE: OLA), for the South Railroad gold project in Nevada;
o	Updated NI 43-101 technical report for the Pitombeiras vanadium project by Jangada Mines plc (AIM: JAN), which supersedes the Preliminary Economic Assessment published in 2021;
o	106% increase in inferred mineral resource by ValOre Metals Inc. (TSXV: VO) at the Pedra Branca PGM project in Brazil;
o	Maiden Puzzle North gold resource estimate, following the 2021 discovery of Puzzle North, from Genesis Minerals Ltd. (ASX: GMD) in Western Australia;
o	A 380%~ increase in the inferred gold resource estimate from Norwest Minerals Limited (ASX: NWM) at the Bulgera gold project in Western Australia, applying a 0.6g/t lower Au cut-off; and
o

Completion of a Preliminary Economic Assessment and permitting update on the Kenbridge nickel project by Tartisan Nickel Corp. (CSE: TN), indicating a potential 9-year mine life with a goal of production in approximately 3 years.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com +1-345-815-3939	Pascal Attard Chief Financial Officer pascal@voxroyalty.com +1-345-815-3939

Cautionary Note Regarding Preliminary Financial Information

We caution you that our preliminary 2022 fourth quarter and year-end financial information presented above has not yet been approved by our board of directors and our external auditors have not yet completed the year-end audit. Although we do not foresee any material changes to the information presented above, we can provide no assurance that there will be no adjustments that may change this information when our 2022 annual financial statements are made available. In addition, our presentation of expected Q4 and year-end revenues does not include a presentation of expenses or net income (loss), which remain subject to completion of our year-end.

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s estimated and final revenue receipts for the 2022 fiscal year and future years, completion of certain anticipated milestones, developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Notes

(1)

2022 revenue guidance of C$10,000,000 to C$12,000,000 originally issued on May 26, 2022, converted to U.S. dollars using spot rate at May 26, 2022, rounded to the nearest $0.1M. These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially. See the “Cautionary Note Regarding Preliminary Financial Information” section above.

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